October 10, 2013

Bryan J. Pitko

Jeffrey P. Riedler

Assistant Director

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Stuart King Capital Corp.

Registration Statement on Form S-1

File No. 333-176953

RE: Request for Accelerated Effectiveness of Registration

Dear Mr. Pitko;

Underhill Securities Corp, hereby requests that the registration statement for Stuart King Capital Corp. on Form S-1, File No. 333-1785046 be granted accelerated effectiveness under Rule 461 of the Securities Act of 1933.  We request that the registration be made effective on October 11, 2013, at 4 p.m. EST, as assumed or thereafter as practical.

Regards,

/s/ Frank Underhill

Frank Underhill, CEO

Underhill Securities Corp.